UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Smart Nora, LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    August 27, 2024

Physical Address of Issuer:

166 Geary St., STE 1500 #1764, San Francisco, CA 94108

Website of Issuer:

www.smartnora.com

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

Smart Nora Investors, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 5, 2024

Physical Address of Co-Issuer:

166 Geary St., STE 1500 #1764, San Francisco, CA 94108

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities, LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

DealMaker Securities LLC charges commissions of eight and a half percent (8.5%) of the Offering proceeds including the Investor Processing Fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Non-Voting Class B Membership Units (through Membership Interests in a special purpose vehicle)

Target Number of Securities to be Offered:

10,000 Class B Units

Price (or Method for Determining Price):

$1 per Class B Unit

Target Offering Amount:

$10,000

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,200,000

Deadline to reach the Target Offering Amount

December 4, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 8, 2025
Form C
Smart Nora, LLC

$1,200,000 at $1/per Unit with a
Minimum Individual Purchase Price of $1,000

(Up to 1,199,940 Class B Membership Units[1])

Smart Nora, LLC ("**Smart Nora**", the "**Company**," the "**Issuer**," "**we**," "**us**", or "**our**"), is offering non-voting Class B Membership Units in the Company (the "**Class B Units**") on a best efforts basis as described in this Form C (this "**Offering**"). The Company offers a minimum of 10,000 Class B Units ($10,000) (the "**Target Offering Amount**") and up to a maximum amount of 1,199,940 Class B Units ($1,200,000) (the "**Maximum Offering Amount**"), including the 1.5% investor processing fee ("Investor Processing Fee"). The minimum purchase price for each individual investor is $1,0015 (or 1,000 Class B Units), including the 1.5% Investor Processing Fee (the "**Minimum Purchase Price**"). Investments in the Class B Units will be made through a special purpose vehicle - Smart Nora Investors LLC (the "**SPV**") and each investor will receive membership interests in the SPV in proportion to the amount invested in this Offering (the "**SPV Interests**"). Unless otherwise indicated, the Class B Units and the SPV Interests shall be referred to together as the "**Securities**".

The Company must raise an amount equal to or greater than the Target Offering Amount by December 4, 2025 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities—The Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, DealMaker Securities, LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Unit Amount [3]	$1000	$85.00	$915.00
Investor Fees [2]	$15.00	$1.28	$13.72
Minimum Purchase Price [3]	$1,015	$86.28	$928.72

[1] Investors in this Offering will invest through a special purpose vehicle Smart Nora Investors LLC ("**SPV**") and will receive membership interests in that SPV in proportion to the amount invested in the Company.

Target Offering Amount	$10,000	$850	$9,150
Maximum Offering Amount	$1,200,000	$102,000	$1,098,000

(1) This represents the 8.5% in fees paid to the Intermediary, but excludes $13,500 activation fees, and $2,000/month for account management and software fees, and fees to Company's advisors, such as attorneys and accountants.

(2) Investors will be required to pay an Investor Processing Fee of 1.5% to the Company at the time of the subscription. All investments will have a maximum Investor Processing Fee of $60. Intermediary will receive a commission on the Investor Processing Fee.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

[Remainder of Page Intentionally Left Blank]

Perks

All investors will receive bonus Securities, as follows.
The perks are additive with a cap of 25% of the individual investment.

A.   Time Based*:

Time of Investment (after commencement of Offering)	Bonus Securities (% of Individual Investment)
Within first 30 days**	5%
Between 31-61 days	3%

* Time-based Perks begin on the day the Offering is launched (the "Launch Date") through 11:59 pm Eastern Time ("ET") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. The next period will begin at the end of the previous and extend through 11:59 pm Eastern Time ("ET") on the 60th day (03:59 am Coordinated Universal Time ("UTC") on the 61st day) following the Launch Date.

**The 30-days are counted from when the Offering is launched (the "Launch Date") through 11:59 pm Eastern Time ("ET") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31th day) following the Launch Date.

B.   Amount Based:

Amount of Investment	Bonus Securities (% of Individual Investment)	Complementary exclusive early shipment of Smart Nora Gen-2 product
$2,000+	5%	1 Smart Nora Gen-2 product
$5,000+	10%	2 Smart Nora Gen-2 products
$10,000+	15%	3 Smart Nora Gen-2 products
$25,000+	17%	4 Smart Nora Gen-2 products
$50,000+	20%	5 Smart Nora Gen-2 products

C.   Existing Customers and Investors:

Existing Smart Nora customers and investors, from prior to the offering's commencement, will receive a 5% bonus of their amounts invested in this Offering.

The date/time of the signed subscription agreement will be used to indicate eligibility for any perks, and the timing of any bonus shares to be assigned (e.g. during or at the conclusion of the Offering) will be decided at the Company's discretion.

EXPLANATORY NOTE

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by

Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website (www.smartnora.com), no later than 120 days after the end of the Company's fiscal year.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.invest.smartnora.com

The date of this Form C is January 8, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Smart Nora, LLC is a Delaware limited liability company, formed on August 27, 2024. The Company is a wholly-owned subsidiary of Smart Nora, Inc., an Ontario business corporation, located at 2482 Yonge St., Unit #198, Toronto, Ontario, Canada M4P 2H5.

The Company is located at 166 Geary St., STE 1500 #1764, San Francisco, CA 94108.

The Company's website is www.smartnora.com

The Company conducts business in multiple U.S. states and territories, and in Canada.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the www.smartnora.com website under "Product" and is attached as Exhibit F to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of the Securities Offered	$10,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	10,000 Class B Units
Maximum Amount of the Securities Offered	$1,200,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,199,940 Class B Units
Price Per Security	$1
Minimum Purchase Price[+]	$1015
Offering Deadline	December 4, 2025
Use of Proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	None.

+ This includes the Minimum Individual Unit Amount ($1,000) plus the Investor Processing Fee ($15). The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice

Perks

All investors will receive bonus Securities, as follows.
The perks are additive with a cap of 25% of the individual investment.

A.   Time Based*:

Time of Investment (after commencement of Offering)	Bonus Securities (% of Individual Investment)
Within first 30 days**	5%
Between 31-61 days	3%

* Time-based Perks begin on the day the Offering is launched (the "Launch Date") through 11:59 pm Eastern Time ("ET") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. The next period will begin at the end of the previous and extend through 11:59 pm Eastern Time ("ET") on the 60th day (03:59 am Coordinated Universal Time ("UTC") on the 61st day) following the Launch Date.

** The 30-days are counted from when the Offering is launched (the "Launch Date") through 11:59 pm Eastern Time ("ET") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31th day) following the Launch Date.

B.   Amount Based:

Amount of Investment	Bonus Securities (% of Individual Investment)	Complementary exclusive early shipment of a Smart Nora Gen-2 product
$2,000+	5%	1 Smart Nora Gen-2 product
$5,000+	10%	2 Smart Nora Gen-2 products
$10,000+	15%	3 Smart Nora Gen-2 products
$25,000+	17%	4 Smart Nora Gen-2 products
$50,000+	20%	5 Smart Nora Gen-2 products

C.   Existing Customers and Investors:

Existing Smart Nora customers and investors, from prior to the offering's commencement, will receive a 5% bonus of their amounts invested in this Offering.

The date/time of the signed subscription agreement will be used to indicate eligibility for any perks, and the timing of any bonus shares to be assigned (e.g. during or at the conclusion of the Offering) will be decided at the Company's discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

<u>**Risks Related to the Company's Business and Industry**</u>

Although Smart Nora, Inc. has an operating history in Canada, the Company has a limited operating history in the U.S. upon which you can evaluate its performance, and accordingly, its prospects must be considered in light of the risks that any new company encounters.

Although Smart Nora, Inc. has been in operations for several years in Canada, the Company is still in an early phase and it is just beginning to implement our business plan in the United States. There can be no assurance that the Company will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to the Company's success. These demands may require the Company to hire additional personnel and will require our existing management personnel to develop additional expertise. The Company faces intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of its product candidates. If the Company experiences difficulties in hiring and retaining personnel in key positions, it could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. The Company's consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to it.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

The Company's future success depends on its ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in it or its current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against it, could have an adverse effect on the Company's business and reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to the Company's products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for the Company's products. Personal injuries relating to the use of the Company's products can also result in product liability claims being brought against it. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing the Company's services can lead to injury or other adverse events.

In general, demand for the Company's products and services is highly correlated with general economic conditions.

A portion of the Company's revenue is likely derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which the Company operates may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for the Company's products and services.

Security breaches and other disruptions could compromise the Company's information and expose it to liability, which would cause our business and reputation to suffer.

Through third party service providers, the Company indirectly collects and stores sensitive data, including intellectual property, its proprietary business information and that of its customers, and personally identifiable information of its customers and employees. The secure processing, maintenance and transmission of this information is critical to the Company's operations and business strategy. Despite the Company's security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt the Company's operations and the services it provides to customers, and damages the Company's reputation, and cause a loss of confidence in its products and services, which could adversely affect the Company's business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of the Company's network and information systems could severely affect its business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and the Company's customers, including degradation of service, service disruption, excessive call volume to call centers and damage to its plant, equipment and data. In addition, the Company's future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company is required to comply with various import laws and export control and economic sanctions laws, which may affect its transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, the Company may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to the Company's businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt its supply of imported inventory.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, the Company depends on Behrouz Hariri who is the Co-Founder and Chief Executive Officer of the Company and Behzad Hariri, who is the Co-Founder and Chief Marketing Officer of the Company. The loss of either Behrouz or Behzad or any other manager, director or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company relies on various intellectual property rights, including trademarks in order to operate its business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect the Company's intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of the Company's intellectual property. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. The Company also relies on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As the Company expands its business, protecting our intellectual property will become increasingly important. The protective steps the Company has taken may be inadequate to deter its competitors from using its proprietary information. In order to protect or enforce the Company's patent rights, it may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against the Company with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the Company operates is still evolving and, consequently, intellectual property positions in its industry are generally uncertain. The Company cannot assure you that it will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of the Company's products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from the Company's business operations. A claim of intellectual property infringement could force the Company to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require the Company to redesign its products, which would be costly and time consuming, and/or could subject the Company to an injunction against development and sale of certain of its products or services. The Company may have to pay substantial damages, including damages for past infringement if it is ultimately determined that its product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause the Company's business to be harmed. The Company's intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of the Company's businesses, it relies on third party intellectual property licenses and the Company cannot ensure that these licenses will be available to it in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes that our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

The Company has not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to SarbanesOxley regulations and lacks the financial controls and safeguards required of public companies.

The Company does not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. The Company expects to incur additional expenses and diversion of management' s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm the Company's performance.

Various federal and state labor laws govern our relationship with the Company's employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding the Company's reputation and brand image are essential to its business success.

The Company seeks to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of its business. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage its reputation and brand image, undermine our customers' confidence and reduce long term demand for the Company's products, even if the regulatory or legal action is unfounded or not material to its operations.

Product safety and quality concerns could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become defective, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer.

In the event of a product recall, the Company could be required to incur significant expense.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any problems will be detected in time to avoid unforeseen product recalls or lawsuits. A recall for any reason could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. The Company's success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. The Company must distinguish between short term fads, midterm trends, and long term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long term, or if the Company fails to introduce new and improved products to satisfy those preferences, its sales could decline. If the Company fails to expand its product offerings successfully across product categories, or if the Company does not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on the Company's successful development, introduction, and marketing of innovative new products and improvements. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise the Company's competitive position and adversely impact its business.

Substantial disruption to production at our manufacturing facilities could occur.

A disruption in production at our manufacturing facilities could have an adverse effect on the Company's business. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect the Company's business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

The Company may be required to recall certain of its products should they be mislabeled, tampered with or damaged. The Company also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of its products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect the Company's reputation and brand image. The Company also could be adversely affected if consumers in its principal markets lose confidence in the safety and quality of its products.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor's commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, the Company continues to face advanced and persistent attacks on its information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to the Company's operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise the Company's confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities in reliance on specific exemptions to securities registration requirements. Although the Company qualified for all such exemptions, it failed to timely file the requisite Form D and relevant state "blue sky" notice filings, and thus, may not have complied with all relevant state and federal securities laws. The Company is currently in the process of late filing the Form Ds and "blue sky" notices and does not anticipate any regulatory action. However, if a court or regulatory body with the required jurisdiction ever concluded that the Company did violate state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in the Company's prior offerings made in reliance on Regulation D, Rule 506(b). If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of return on your investment in this Offering.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Risks: Legal

Limited Employment of Counsel.

Legal counsel for the Company does not represent the potential investors in connection with the business of Company or any offering of Class B Membership Units, and such counsel disclaims any fiduciary or attorney-client relationship with the investors. Potential Investors should obtain the advice of their own legal counsel regarding legal matters. Legal counsel for the Company was not requested to, and did not attempt to, verify or confirm any statement contained in this Form C and the exhibits hereto.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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BUSINESS

Description of the Business

Smart Nora, LLC, a Delaware limited liability company, is a pioneering sleep tech startup with innovative, active solutions that enhance sleep quality. The Company's parent company, Smart Nora, Inc. has demonstrated significant market validation in Canada with over $32 million in lifetime revenue and more than 100,000 units sold. Smart Nora, Inc. formed the Company with the intent to expand its operations and increase its market presence in the United States. The Smart Nora Snoring Solution (the "Smart Nora") is currently the company's only product. The device is engineered to help the user reduce snoring before they or their partner wake up.

The Smart Nora has been scientifically validated through research conducted by SleepScore Labs, with results published in the industry-leading SLEEP Journal. The Company has secured distribution partnerships with major retailers including BestBuy, Target, Kroger, and Walmart, and maintains a strong intellectual property portfolio with patents in over 10 countries.

Business Plan

Smart Nora operates at the intersection of sleep technology and preventative health. With sleep now recognized by major health organizations, including the American Heart Association, as a critical health indicator, the global sleep aids market is projected to surge from $512 billion in 2020 to $950 billion by 2032[2]. Our patented solution combines active intervention with data collection, positioning us to deliver comprehensive sleep wellness solutions in this rapidly growing market.

Our strategy encompasses several key growth initiatives:

- Retail Distribution: Smart Nora has secured major distribution agreements with McKesson and Sunset Healthcare Solutions, expanding our retail presence through FSA/HSA eligibility and partnerships with leading retailers.
- B2B Benefits: We are targeting a $3.7B market opportunity by 2032[3] through self-funded employer groups, offering bundled device and telehealth solutions. We project covering 3 million lives and generating $20M annual revenue by year 4.
- Digital Innovation: Our mobile app and cloud platform deliver AI-powered sleep coaching and tracking, expanding our offering beyond hardware into comprehensive sleep wellness solutions.
- Sleep Apnea Market: We plan to leverage our proven positional therapy technology to provide alternatives to traditional CPAP devices, addressing a significant market need as recent announcements from major tech companies increase awareness of sleep apnea detection.

Our vision extends beyond being a product company. As wearable devices and health tracking become increasingly prevalent, with 1 in 3 Americans now tracking their sleep[4], we see Smart Nora evolving into a comprehensive sleep health platform. After a decade of consumers measuring their sleep through various devices, there is a clear shift toward technologies that actively improve sleep quality. By combining our proven hardware solution with advanced digital capabilities and extensive sleep data collection, we aim to transform from a snoring solution provider into a leader in sleep optimization and wellness. This positions Smart Nora at the intersection of consumer wellness, preventative health, and digital health innovation, with the potential to impact millions of lives through better sleep.

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[2] "Sleep Economy or Sleep Aids Market Size Worth USD 950.22 Billion in 2032," Emergen Research, Global Newswire, January 25, 2024. link
[3] Research and Markets. *United States Sleep Apnea Devices Market to 2028 - Rising Prevalence of Sleep Disorders.* Yahoo Finance, 1 July 2024. link
[4] "New Research Evaluates Accuracy of Sleep Trackers." *Sleep Foundation.* link

The Company's Products and/or Services

Product / Service	Description	Current Market
The Smart Nora	A unique, tech-based sleep solution engineered to help consumers reduce snoring.	Retail consumers in the United States, Canada and other global markets
Smart Nora Mobile App	Cloud-based platform offering AI-powered sleep coaching, snoring tracking, and sleep journeys. Provides users access to comprehensive sleep and wellness offerings.	Current Smart Nora device users with planned expansion to broader sleep health market.

The Smart Nora is a unique, tech-based sleep solution. At its most basic level, the device has two main components. The "Pebble" microphone listens for and detects signs of snoring. When the microphone detects snoring, it communicates through Bluetooth to an inflatable insert underneath your pillow. The insert causes the user's pillow to gently move, which encourages air to pass through the user's throat without snoring.

With a proven track record of $32M in lifetime revenue and more than 110,000 units sold, Smart Nora is uniquely positioned to create a consumer destination in the rapidly growing sleep and wellness markets.

The Smart Nora is particularly suitable for sleepers who want to reduce snoring but who don't need medical intervention. The main objective is to reduce snoring throughout the night, and in turn reduce interruptions that wake up a bed partner. The Smart Nora requires minimal setup and is easy to use, though it does need regular charging. The Smart Nora is currently not categorized as a medical device.

Smart Nora's mobile app and cloud platform represent a significant expansion of our technology offering into the digital health space. The platform will leverage artificial intelligence to provide personalized sleep coaching based on each user's unique sleep patterns and snoring data. Users can track their snoring patterns over time, gaining insights into factors that influence their sleep quality. The app will guide users through customized sleep improvement programs, or "sleep journeys," while providing access to an extensive library of sleep wellness resources and lifestyle recommendations. This digital platform positions Smart Nora as more than a consumer product company, establishing us as a comprehensive sleep wellness solution provider with multiple revenue streams and deeper user engagement.

The Problem

Snoring and sleep apnea directly impact an estimated 2.6 billion people worldwide[5]. According to John Hopkins Medicine, 45% of US adults snore, representing approximately 150 million individuals[6]. The market is currently littered with uncomfortable and ineffective products, resulting in a vastly underdeveloped market.

The Sleep Deprivation Epidemic

The U.S. Centers for Disease Control and Prevention describes sleep deprivation as a public health epidemic linked to a wide range of medical issues[7], including hypertension, diabetes, depression, and obesity. Considering these links, we believe that there is a significant gap in the market for user-friendly solutions that promote natural breathing during sleep.

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[5] Mute Snoring. *2023 Snoring Report: Global Impact of Snoring*. 2023. link
[6] Johns Hopkins Medicine. *Why do people snore? Answers for better health*. link
[7] Pinholster, Ginger. "Sleep Deprivation Described as a Serious Public Health Problem." *American Association for the Advancement of Science*. link

Sleep deprivation has been shown to lead to an array of adverse health effects, both physical and mental. Studies have shown that it can affect metabolism, lead to immune suppression, and impair the body's ability to regulate insulin, making individuals more susceptible to type 2 diabetes[8]. Physiologically, sleep deprivation has also been shown to cause headaches, and memory loss, and impact cognitive functions, leading to diminished attention span, slower reaction time, and decreased problem-solving skills. Mental health is not immune to the effects of sleep deprivation, either. It is linked to mood disorders such as depression and anxiety, with an ongoing lack of sleep often serving as a catalyst for emotional and psychological problems. Moreover, sleep deprivation has been shown to lead to microsleeps (brief episodes of sleep that occur in the wake state) which can result in accidents, injury, and decreased productivity. Therefore, it is commonly believed that maintaining healthy sleep habits is vital for overall well-being.

Inadequate Solutions

Mouth guards and chin straps are two prevalent non-surgical solutions marketed to reduce snoring, but their usage can entail a series of drawbacks which makes them less desirable for many individuals. Mouth guards reposition the jaw and keep the airway open during sleep, but can also cause discomfort, gum recession, dry mouth, excess saliva production, or difficulty swallowing. They typically require professional fitting by a dental practitioner and necessitate regular usage for effectiveness. Durability can also be an issue, as they may require replacement over time, incurring additional costs. Chin straps, which aim to keep the mouth closed to promote nasal breathing during sleep, can lead to skin irritation and discomfort due to prolonged contact. For those with nasal obstructions, such as nasal congestion or a deviated septum, chin straps may pose additional challenges by making breathing more difficult during sleep. The likelihood of displacement for restless sleepers also adds to the inconvenience.

While mouthguards have been shown to have some level of efficacy, many other solutions marketed for snoring have little scientific evidence to support their effectiveness. In addition, for both mouth guards and chin straps, these interventions can be seen as intrusive, potentially hindering the ability to achieve comfortable, restful sleep. Furthermore, while these devices might help mitigate the symptom of snoring, they often do not address the underlying cause such as sleep apnea, obesity, or lifestyle factors. This lack of a comprehensive solution often drives individuals to explore other, potentially more comfortable and effective, interventions.

The toll of sleep deprivation on relationships

"Sleep divorce," or the act of couples choosing to sleep in separate rooms, is an increasing trend often driven by disruptive factors such as snoring. Snoring is not just a health concern but we believe a major relationship strain as well. The noise and sleep disruption can create or exacerbate tension fatigue, frustration, and even resentment between partners, which in turn could cause a significant rift in the relationship. Over time, couples may opt for a "sleep divorce" as a last resort to secure some much-needed rest, inadvertently creating physical and emotional distance. Therefore, resolving issues like snoring is vital not just for individual health, but we believe also for maintaining harmony and intimacy in relationships.

The Market

The global sleep economy is doubling to $950 billion by 2032[2], driven by increasing sleep disorders, growing health awareness, and technological innovations. Within this market, Smart Nora addresses the needs of 150 million U.S. adults who snore, offering a non-invasive alternative in a market dominated by uncomfortable solutions.

Beyond snoring, we are positioned to enter the $9B sleep apnea market[9], where over 80% of sufferers remain undiagnosed[10]. With recent sleep apnea detection features announced by Apple, Samsung, and Oura, Smart Nora is well-positioned to provide a comfortable alternative to traditional CPAP devices, which see up to 70% non-compliance[9]. Our platform's ability to monitor and track sleep patterns positions us as a valuable patient discovery channel in this growing market.

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[8] Nedeltcheva, A. V., and F. A. Scheer. "Metabolic Effects of Sleep Disruption, Links to Obesity and Diabetes." *Current Opinion in Endocrinology, Diabetes, and Obesity*, vol. 21, no. 4, 2014, pp. 293–298. link
[9] Fortune Business Insights. (n.d.). Sleep apnea devices market size, share & industry analysis, by device type. link
[10] Faria A, Allen AH, Fox N, Ayas N, Laher I. The public health burden of obstructive sleep apnea. *Sleep Sci*. 2021 Jul-Sep;14(3):257-265.link

Scientific Validation for Smart Nora

The Smart Nora is scientifically proven to significantly improve the sleep of the snorer and partner. The results of a study conducted by SleepScore Labs have been published in volume 44, May 2021 of the SLEEP Journal, the industry-leading journal, and presented at the annual AASM conference.

Competition

Solution Type	Cost	Objective Study	Side Effects	Comparison to Smart Nora
Smart Nora (Doesn't replace the user's pillow)	$499 + $10/month or $25/month	Yes	None	-
Other moving anti-snoring pillows (Replaces user's pillow)	$599-$999	Yes	None	Without Nora's patented design, these products are expensive, bulky, complicated to build, and do not integrate with the user's own pillow.
Custom Oral Appliance	$2000+	Yes	Gum line recession, jaw pain (TMJ), discomfort, drooling	Uncomfortable; Requires behavior and sleep routine change; Custom units can be much more expensive.
Over the Counter Oral Appliances	$200+	Yes	Same as above and generally more uncomfortable	Same as above and generally more uncomfortable
Adjustable Bedframes	$2500+	Yes	None	Adjustable bed frames are significantly more expensive and unlike the Smart Nora, force the user to sleep in a specific position.
CPAP; Continuous Positive Air Pressure Masks	$1200 - $3000+	Yes	Heavy-handed for snoring, low compliance (claustrophobic, unattractive)	Uncomfortable; Requires behavior and sleep routine change. 60-75% of users abandon CPAPs in the first year.
Surgical Solutions	Variable	Yes	Painful recovery period, likely to lose effect in one year	Extremely invasive with benefits shown to fade over time.
Static interventions: Chin straps, nose dilators, "wedge" pillows, and tongue retainers.	Variable	No	Altered sleeping position and discomfort	Much lower efficacy due to the static nature of the solutions. These solutions do not actively respond or react based on the user's behaviors.

Supply Chain

Smart Nora, Inc. has established a resilient and scalable supply chain for its snoring solution product. Smart Nora, Inc. works with multiple manufacturers, each with independent vendor lists, to ensure production continuity and mitigate disruptions. Rigorous quality control procedures and regular performance reviews maintain high production standards.

To improve efficiency, Smart Nora plans to invest in inventory buffers and ocean freight capabilities, expecting to reduce shipping costs.

Smart Nora's manufacturing and logistics partners can support scaling beyond current production levels. This flexibility, combined with proactive risk management and redundancies, positions the company to meet growing market demand efficiently while maintaining operational resilience in the competitive sleep technology market.

The Company is dependent on the following suppliers:

Supplier or Description[1]	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
"Supplier One"	End to end sourcing and manufacturing of the Smart Nora product. The manufacturer is responsible for any defects and off-scope products.	70%
"Supplier Two"	End to end sourcing and manufacturing of the Smart Nora product. The manufacturer is responsible for any defects and off-scope products.	30%
"Supplier Three"	End to end sourcing and manufacturing of the Smart Nora product. The manufacturer is responsible for any defects and off-scope products.	Backup

Notes:
1.   Names of Suppliers withheld for confidentiality purposes.

Intellectual Property

We are committed to developing and protecting our intellectual property and, where appropriate, filing patent applications to protect our technology. We rely on a combination of patent, copyright, trademark, and trade secrets laws and other agreements with employees and third parties to establish and protect our proprietary intellectual property rights. We require our officers, employees, and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also enter into nondisclosure agreements with our commercial counterparties, limit access to, and distribute our proprietary information.

The Smart Nora and the related patents are presently owned by an individual who is a shareholder, director and co-founder of Smart Nora, Inc, and another individual who is a shareholder of Smart Nora, Inc. The Intellectual Property has been licensed to Smart Nora, Inc., who in turn, entered into a License Agreement with the Company. Subject to the terms and conditions of the License Agreement, Smart Nora, Inc. grants to the Company an exclusive, perpetual, sublicensable right and license under the licensed patents to make, use, offer to sell, and import licensed products worldwide for any use and any purpose.

Patents

Case Ref.	Official No.	Title	Case Status	Case Type	Country	Property Type
56053887-14CA	3141354	Apparatus and Method for Disrupting and Preventing Snore and Sleep Apnea	Pending	Properties	Canada	Patent
56053887-14EP	20809733.7	Apparatus and Method for Disrupting and Preventing Snore and Sleep Apnea	Pending	Properties	European Patent Office	Patent
56053887-14PCT	PCT/CA2020 /050677	Apparatus and Method for Disrupting and Preventing Snore and Sleep Apnea	Pending	Properties	Patent Cooperation Treaty	Patent
56053887-14US	17/612904	Apparatus and Method for Disrupting and Preventing Snore and Sleep Apnea	Pending	Properties	United States	Patent
56053887-2AU	2016232928	Apparatuses and Methods for Disrupting and Preventing Snore	Granted	Properties	Australia	Patent
56053887-2CA	2979728	Apparatuses and Methods for Disrupting and Preventing Snore	Granted	Properties	Canada	Patent
56053887-2CN	CN1064136 3 9B	Apparatuses for Disrupting and Preventing Snore	Granted	Properties	China	Patent
56053887-2HK	HK1234305	Apparatuses and Methods for Disrupting and Preventing Snore	Granted	Properties	Hong Kong	Patent

56053887-2JP	6780164	Apparatuses and Methods for Disrupting and Preventing Snore	Granted	Properties	Japan	Patent
56053887-2KR	10-2017-7029549	Apparatuses and Methods for Disrupting and Preventing Snore	Pending	Properties	Republic of Kora	Patent
56053887-2PCT1	PCT/CA2016/000066	Apparatuses and Methods for Disrupting and Preventing Snore	Pending	Properties	Patent Cooperation Treaty	Patent
56053887-2TW	I723009	Apparatuses and Methods for Disrupting and Preventing Snore	Granted	Properties	Taiwan, Province of China	Patent
56053887-2US	10434005	Apparatuses and Methods for Disrupting and Preventing Snore	Registered	Properties	United States	Patent
56053887-2US1	10335310	Apparatuses and Methods for Disrupting and Preventing Snore	Registered	Properties	United States	Patent
56053887-2US-1	16/429646	Apparatuses and Methods for Disrupting and Preventing Snore	Application Allowed	Properties	United States	Patent

Trademarks

Official Number	Title	Status	Type	Country
TMA996223	NORA	Registered	Properties	Canada
015861974	NORA	Registered	Properties	European Union Intellectual Property Office
UK00915861974	NORA	Registered	Properties	United Kingdom
3667910	SMART NORA	Registered	Properties	Argentina
3667911	SMART NORA	Application filed	Properties	Argentina
1893219	SMART NORA	Registered	Properties	Australia
913867659	SMART NORA	Registered	Properties	Brazil
21566695	SMART NORA	Registered	Properties	China
21566694	SMART NORA	Registered	Properties	China

IDM000729133	SMART NORA	Registered	Properties	Indonesia
3699371	SMART NORA	Registered	Properties	India
6011133	SMART NORA	Registered	Properties	Japan
40-1484158	SMART NORA	Registered	Properties	Republic of Korea
40-1334858	SMART NORA	Registered	Properties	Republic of Korea
2017 111845	SMART NORA	Registered	Properties	Turkey
5527670	SMART NORA	Registered	Properties	United States
TMA1117378	SMART NORA	Registered	Properties	Canada

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of the United States (federal, state and local governmental authorities), Canada, and the EU. These laws and regulations are subject to change.

Litigation

None.

Others

None.

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USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Omni Channel Marketing	91.5%	$9,150	25%	$300,000
Subscription Products	0%	$0	12%	$144,000
Product Launch	0%	$0	12.5%	$150,000
Business Development and Retail Placement	0%	$0	8%	$96,000
Engineering and R&D	0%	$0	17%	$204,000
Operations	0%	$0	14%	$168,000
Legal & Accounting Fees	0%	$0	3%	$36,000
DealMaker Fees	8.5%	$850	8.5%	$102,000
Total	**100.00%**	**$10,000**	**100.00%**	**$1,200,000**

Intended Use of Proceeds Exceeding 10% of Capital Raised:

Omni Channel Marketing and Growth. The Company intends to use approximately between 25% and 91.5% of the proceeds from this Offering for Omni Channel Marketing. This allocation will support comprehensive marketing efforts across various platforms to increase brand awareness, customer acquisition, and sales growth.

Subscription Products. The Company intends to use approximately up to 12% of the proceeds from this Offering for Subscription Products. This investment will focus on developing and enhancing our digital products and services, improving our online presence, and creating new revenue streams through digital channels.

Product Launch. The Company intends to use approximately up to 17% of the proceeds from this Offering for the Product Launch. This significant allocation will fund the development, production, and market introduction of our second-generation product line, including research and development, prototyping, manufacturing setup, and initial marketing efforts.

Engineering and R&D. The Company intends to use approximately up to 17% of the proceeds from this Offering for Engineering and R&D. This investment will support our ongoing product development efforts, including hiring additional engineering talent, acquiring necessary equipment and software, and conducting research to improve our existing products and develop new innovations.

Operations. The Company intends to use approximately up to 14% of the proceeds from this Offering for Operations. This allocation will fund the day-to-day running of the business, including operational staff salaries, facility costs, inventory management, and other general operational expenses necessary to support our growth and efficiency.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Behrouz Hariri	Manager	Manager of Smart Nora, LLC CEO & Director of Smart Nora, Inc.	Bachelor of Design, York University
Behzad Hariri	Manager	Manager of Smart Nora, LLC CMO & Director of Smart Nora, Inc.	Bachelor of Electronic Media, York University

In addition to the Managers listed above, the following individuals are directors, officers and managers of Smart Nora, Inc., who will be providing services and expertise to the Company.

Name	Positions and Offices Held at Smart Nora, Inc.	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ali Hariri	Chief Product Officer, Director	CPO & Director of Smart Nora, Inc.	Bachelor of Mechanical Engineering , Sharif University
Brian Schwartz	Chief Commercial Officer	CCO of Smart Nora, Inc. Integration Lead, Corporate Strategy and Development (M&A) of Hamilton Beach Brand Inc.	MBA, Rutgers University Bachelor of Arts, University of Michigan

Bilgehan Erdem	Chief Technology Officer	CTO of Smart Nora, Inc.	PhD of Industrial Engineering, Munster Technology University Postgraduate Degree in Artificial Intelligence, Ryerson University

Behrouz Hariri, CEO, Director and Co-Founder
Bachelor of Design, York University

With 15 years of experience in product design and strategy, Behrouz has launched products and programs across sectors in seven countries. Behrouz has been CEO of Smart Nora since its inception and has directed the company through design to commercialization and scale-up of the technology. Previously, he gained expertise working alongside teams in Toronto (JetCooper, acquired by Shopify) and San Francisco (IDEO.org, a global design and strategy firm) by designing and launching products and businesses focused on improving quality of life, digital health services, and financial mobility worldwide. He is focused on delivering exceptional user experiences and is passionate about tackling the global sleep deprivation epidemic.

Behzad Hariri, CMO, Director and Co-Founder
Bachelor of Electronic Media, York University

Behzad has 13 years of experience in marketing, logistics, and operations. His role at the Company has been instrumental in its success in revenue generation without external funding. Behzad has led the creation, production, and implementation of Smart Nora's digital properties including crowdfunding campaigns, advertising content, and specialized sales channels. He is also leading the Company's logistics, customer support excellence, and streamlined operations

Ali Hariri, CPO, Director and Co-Founder
BEng Mechanical Eng. Sharif University

Ali is an engineer with over 40 years of executive and management experience. An inventor at heart, he holds multiple patents. Ali has led large-scale industrial projects in fields ranging from heavy machinery manufacturing, petrochemicals and refineries, and renewable energy. Ali plays a key role in product development and manufacturing excellence at Smart Nora.

Brian Schwartz, CCO
Business Development, M&A, Marketing
University of Michigan, Rutgers University

Brian Schwartz is a seasoned executive with over 25 years of experience building and scaling consumer appliance businesses globally, achieving net sales exceeding $200 million with consistently high margins and profits. His expertise spans General Management, Business Development, Marketing, and Mergers and Acquisitions, honed through leadership roles at Hamilton Beach Brands, Inc., Groupe SEB, Reckitt Benckiser, and AT&T. Brian holds an MBA from Rutgers and a Bachelor of Arts from the University of Michigan.

Bilgehan Erdem, CTO
Ph.D., M.Sc. B.Sc. Eng, MIEEE

Bilgehan has academic and industry experience in multi-objective optimization, semi-supervised learning, and management information systems. In his previous roles, he served as Director of Data Science and Applied

Research, as well as Senior Data Scientist. Bilgehan has led the effort in improving and advancing Smart Nora's proprietary Machine Learning classifiers as well as digital experiences and cloud computing infrastructure.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company is currently managed by the two named officers. The parent company, Smart Nora, Inc. currently has 9 employees.

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CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type of security	Class A Membership Units
Amount outstanding	20,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	80%

Type of security	Class B Membership Units
Amount outstanding	0
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	20%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding options, SAFEs, convertible notes or warrants.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt. This relates only to the Company, itself, and does not include any outstanding debt of its parent company. The consolidated financials of both the Company and the parent are included with this filing.

Ownership

The Company is currently held by one member. The largest holder is an entity owned and controlled by Smart Nora, Inc. with 80% of the total units.

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Smart Nora, Inc.	Class A Membership Units	100% total voting percentage.

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FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

	FY 2024 **Management Reported** **(August 19, 2024)**	**FY 2023** **Management Reported** **(August 19, 2023)**
Revenue/Sales	$1,646,311	$1,515,079
Deferred Revenue	$329,644	$299,167
Convertible Notes (Investment)	$605,349	$0
Cost of Sales	$1,004,682	$628,216
Current Liabilities (Excludes deferred revenue)	$1,059,649	$655,719
Accounts Receivable	$10,068	$364
Taxes Paid	$0	$0
Total Assets	$1,083,245	$892,098
Net Income (Loss)	$(1,019,747)	$(103,720)

*Consolidated Financials (inclusive of parent entity) in USD. For FY 2024, this includes Management prepared financial statements for Smart Nora, Inc. to August 19, 2024 (fiscal year end) plus Smart Nora, LLC, and Smart Nora Investors , LLC (the SPV), to September 30, 2024.

Operations

Smart Nora, LLC (the "*Company*") was incorporated on August 27, 2024 under the laws of the State of Delaware. The company is a subsidiary of Smart Nora, Inc., an Ontario business corporation headquartered in Toronto, Ontario, Canada.

Smart Nora LLC, the Delaware-incorporated entity, spearheads the company's global commercialization efforts outside Canada. It is expected to generate the major share of revenues and commercialize the intellectual property. Its strategic focus encompasses B2B expansion through partnerships with major distributors, alongside a robust omni-channel marketing approach. The company is scaling its direct to consumer campaigns to reach 100 million potential US customers. Brand investment targets key opinion leaders to boost awareness. Product development, including product launches and digital offerings, aims to enhance customer experience and enable subscription revenue. Market expansion efforts leverage partnerships to penetrate new retail channels, while the development of complementary sleep and wellness products seeks to increase customer lifetime value. These multifaceted initiatives collectively drive Smart Nora's sales growth and market development globally.

Liquidity and Capital Resources

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in Smart Nora Inc.'s checking account.

As of December 1st, 2024, Smart Nora's Inc., the Company's parent company, had an aggregate of $504,786 USD in cash and cash equivalents, giving the Company sufficient funds for ongoing operations. With its average monthly expenses in 2024, if the Company does not receive any funding, it could operate for approximately 6 months.

The company uses a combination of term debts, short term debts, cash proceeds from revenue to fund operations of the company. The company has also secured and continues to receive investments from accredited and retail investors towards to fund operations and growth of the company.

The funds will continue to be used to execute the Company's business strategy.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not presently intend to make any specific material capital expenditures.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years: None.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Intellectual Property License Agreement

The Smart Nora and the related patents (the "*Intellectual Property*") are presently owned by an individual who is a shareholder, director and co-founder of Smart Nora, Inc, and another individual who is a shareholder of Smart Nora, Inc. The Intellectual Property has been licensed to Smart Nora, Inc., who in turn, entered into a License Agreement with the Company. Subject to the terms and conditions of the License Agreement, Smart Nora, Inc. granted to the Company an exclusive, perpetual, sublicensable right and license under the licensed patents to make, use, offer to sell, and import licensed products worldwide for any use and any purpose.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering non-voting Class B Membership Units in the Company (the "**Class B Units**") on a best efforts basis as described in this Form C (this "**Offering**"). The Company offers a minimum of 10,000 Class B Units ($10,000) (the "**Target Offering Amount**") and up to a maximum amount of 1,199,940 Class B Units ($1,200,000) plus a 1.5% investor processing fee (the "**Maximum Offering Amount**"). The minimum purchase price for each individual investor is
$1015 (or 1,000 Class B Units), plus a 1.5% investor processing fee (the "**Minimum Purchase Price**"). Investments in the Class B Units will be made through a special purpose vehicle- Smart Nora Investors, LLC (an "**SPV**") and each investor will receive membership interests in the SPV in proportion to the amount invested in this Offering (the "**SPV Interests**"). Unless otherwise indicated, the Class B Units and the SPV Interests shall be referred to together as the "**Securities**".

The Company must raise an amount equal to or greater than the Target Offering Amount by December 4, 2025 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $1,000, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities, LLC (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Perks

Early Investors and returning customers or investors will receive bonus interests in the SPV. See page 6 for additional details.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Subscription Agreement and Form of Subscription Agreement (between the SPV and the Company) attached as Exhibit C and Exhibit D, respectively, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company has not yet contracted with a transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

n/a

Agency Appointment

Pursuant to the Subscription Agreement, the Investor and Company appoint the Intermediary, and its Associated Persons (as defined in FINRA Rule 1011), as their agent, to act for the Investor and Company and in each of the Investor's and Company's name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by the Intermediary to carry out fully the provisions of the Subscription Agreement and Reg. CF in accordance with their terms, which agency shall survive the dissolution of the Company (the "**Agency**"). The Agency will be irrevocable until termination of the Subscription Agreement. The Intermediary disclaims, and each of the parties to the Subscription Agreement agree that the Intermediary shall not have, any and all liability or fiduciary duty that might result from the provision and any actions arising out of it. The Intermediary may assign this Agency to an affiliate under common control without consent.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

     (i)   First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

     (ii)   Second, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and

     (iii)   Third, in the following manner:

     first, to the Class A Members and the Class B Members, in the proportion that the amount of each such Member's total unreturned Capital Contribution bears to the aggregate amount of all unreturned Capital Contributions of all such Members, until the cumulative amount distributed to such Members equals the aggregate of the Capital Contributions made by all such Members; and

     second, to the Class A Members and the Class B Members pro rata in proportion to their respective Percentage Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

n/a

Voting and Control

The Securities do not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may have in the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in non-voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

The Intermediary charges commissions of eight and a half percent (8.5%) of the Offering Proceeds, activation fees of $13,500 and $2,000/month. The investor shall pay an Investor Processing Fee of one and a half percent (1.5%) of the amount invested in this Offering, up to a maximum of $60. The Intermediary will receive commissions on the Investor Processing Fee

Stock, Warrants and Other Compensation

The Intermediary will not receive compensation in the form of securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/
	(Signature)
	(Name)
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/
	(Signature)
	(Name)
	(Title)
	(Date)

	/s/
	(Signature)
	(Name)
	(Title)
	(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page found on Intermediary's Portal.

EXHIBIT C

Subscription Agreement (in SPV)

EXHIBIT D

Form of Subscription Agreement (between SPV and Company)

EXHIBIT E

Video Transcript